

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Mark A. Hughes
Treasurer and Chief Financial Officer
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, PA 16901

      Re: **Citizens & Northern Corporation**
              Form 10-K for the Fiscal Year Ended
              December 31, 2014
              Filed February 26, 2015
              Definitive Proxy Statement
              Filed March 13, 2015
              File No. 000-16084

Dear Mr. Hughes:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ John A. Spitz

                                         John A. Spitz
                                         Staff Accountant